

April 16, 2012

Via E-Mail
Kent J. Thiry
Chief Executive Officer
DaVita, Inc.
1551 Wewatta Street
Denver, CO 80202

> **Re: DaVita, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-14106**

Dear Mr. Thiry:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Judgments, page 63

1. We note you recognized goodwill impairment charges of $24 million relating to your ancillary business in the second quarter of 2011. In addition, during your 2011 fourth quarter earnings call you stated that 150 centers are currently losing money. Considering the above, with regard to your impairment testing, please provide us with, and confirm that in future Exchange Act filings you will disclose, the following:
   - Clarify what you consider a reporting unit and your basis;
   - Of the total number of reporting units to which goodwill is allocated, how many were impaired at the date of the most recent test;

- Clarify how many reporting units, if any, were considered at risk of impairment (i.e. in step one of the impairment test, the reporting unit has a fair value that is not substantially in excess of its carrying value);
- For any at risk reporting unit, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to the reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (v) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551- 3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining